                               DIVOT CITY, L.P.
                             FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 AND 1995
                        TOGETHER WITH AUDITORS' REPORT

                                    [LOGO]
                         INDEPENDENT AUDITORS' REPORT

                                                                    Member of:
                                                   American Institute of CPA's
                                                   California Society of CPA's
                                                              KS International

The Partners
Divot City, L.P.
Milpitas, California

We have audited the accompanying balance sheet of DIVOT CITY, L.P. (a California limited partnership), as of December 31, 1996 and 1995 and the related statements of income and expense, partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIVOT CITY, L.P., as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Ireland SanFilippo, LLP

San Jose, CA
April 3, 1997

                                                              DIVOT CITY, L.P.
                                                                 BALANCE SHEET

                                    ASSETS

                                                      DECEMBER 31,
                                               ------------------------
                                                    1996        1995
                                               ------------ -----------
Current assets:
 Cash..........................................  $   81,776      58,228
 Prepaid expenses..............................       4,466      19,294
                                               ------------ -----------
  Total current assets.........................      86,242      77,522
                                               ------------ -----------
Fixed assets:
 Ground lease improvements.....................   1,829,424   1,654,168
 Furniture and equipment.......................      80,988      74,057
                                               ------------ -----------
 Less accumulated depreciation and
  amortization.................................   1,910,412   1,728,225
                                                    314,097     175,022
                                               ------------ -----------
                                                  1,596,315   1,553,203
                                                     47,080      59,286
                                               ------------ -----------
Deposit and other..............................  $1,729,637  $1,690,011
                                               ============ ===========

             The accompanying notes are an integral part
                   of these financial statements.

DIVOT CITY, L.P.
BALANCE SHEET

                      LIABILITIES AND PARTNERS' CAPITAL

                                                         DECEMBER 31,
                                                  ------------------------
                                                       1996        1995
                                                  ------------ -----------
Current liabilities:
 Notes and contracts payable......................  $  357,953  $  171,301
 Accounts payable.................................       4,672       6,283
 Security deposit.................................       1,600       1,600
 Accrued liabilities:.............................
  Accrued property taxes..........................      42,402          --
  Interest........................................       7,669       9,414
  Accrued legal settlement........................       6,667          --
  Salaries, wages and payroll taxes...............       4,221       9,304
  Other...........................................       1,092       2,854
                                                  ------------ -----------
   Total current liabilities......................     426,276     200,756
Long-term liabilities:
 Notes and contracts payable......................     239,359     337,750
                                                  ------------ -----------
  Total liabilities...............................     665,635     538,506
Commitments.......................................
Accrued compensation issuable as equity
 interests........................................     100,000     150,000
Partners' capital.................................     964,002   1,001,505
                                                  ------------ -----------
                                                    $1,729,637  $1,690,011
                                                  ============ ===========

             The accompanying notes are an integral part
                   of these financial statements.

                               DIVOT CITY, L.P.
                       STATEMENT OF INCOME AND EXPENSES

                                   YEAR ENDED
                                  DECEMBER 31,
                            ----------------------
                                1996        1995
                            ----------- ----------
Revenues....................  $540,504    $468,580
Cost of revenues............   452,103     444,110
                            ----------- ----------
 Gross profit...............    88,401      24,470
General and administrative .   107,158      72,515
                            ----------- ----------
 Loss from operations.......   (18,757)    (43,045)
                            ----------- ----------
Other income and
 (expense):.................
 Interest expense...........   (63,497)    (37,952)
 Legal settlement...........    (6,667)         --
 Interest income............     1,418       1,185
                            ----------- ----------
                               (68,746)    (36,767)
                            ----------- ----------
  Net loss..................  $(87,503)   $(84,812)
                            =========== ==========

             The accompanying notes are an integral part
                   of these financial statements.

                                                     YEAR ENDED
                                                    DECEMBER 31,
                                             -------------------------
                                                  1996         1995
                                             ------------ ------------
Balance, beginning of year ..................  $1,001,505   $1,036,317
 Net loss....................................     (87,503)     (84,812)
 Conversion of accrued compensation to
  equity.....................................      50,000       50,000
                                             ------------ ------------
Balance, end of year.........................  $  964,002   $1,001,505
                                             ============ ============

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                           -----------------------
                                                               1996        1995
                                                           ----------- -----------
Cash flows from operating activities:
 Net loss..................................................  $ (87,503)  $(84,812)
 Adjustments to reconcile net loss to net cash used by
  operating activities:
   Depreciation and amortization...........................    151,281    132,290
   Movement in operating assets and liabilities:
    Prepaid expenses.......................................     14,828      7,039
    Accounts payable.......................................     (1,611)   (34,030)
    Accrued liabilities....................................     40,479     (4,522)
                                                           ----------- -----------
Net cash provided by operating activities..................    117,474     15,965
                                                           ----------- -----------
Cash flows used by investing activities:
 Acquisition of fixed assets...............................   (175,257)    (8,073)
                                                           ----------- -----------
Cash flows from financing activities:
 Decrease in security deposit..............................         --     (6,016)
 Proceeds from long-term debt..............................    175,000         --
 Principal payments on debt................................    (93,669)   (23,484)
                                                           ----------- -----------
Net cash provided by (used by) financing activities .......     81,331    (29,500)
                                                           ----------- -----------
Net increase (decrease) in cash............................     23,548    (21,608)
Cash, beginning of year....................................     58,228     79,836
                                                           ----------- -----------
Cash, end of year..........................................  $  81,776   $ 58,228
                                                           =========== ===========
                 Supplemental disclosures of cash flow information
                 -------------------------------------------------
Cash paid during the year for:.............................
Interest...................................................  $  65,242   $ 33,652
Income taxes...............................................  $     800   $    800
                 Supplemental disclosures of non-cash transactions
                 -------------------------------------------------
Acquisition of fixed assets in exchange for notes .........  $   6,932   $     --
Conversion of accrued compensation into limited
 partnership interests.....................................  $  50,000   $ 50,000

                              December 31, 1996

NOTE 1 -- ORGANIZATION AND OPERATIONS:

Divot City, L.P., (the "Partnership"), organized as a California limited partnership in 1993, developed and operates a gold practice center in Milpitas, California. The Partnership commenced operations in March 1993, and will terminate in August 2009, unless the ground lease with Santa Clara County is extended as discussed at Note 4.

Under the terms of the partnership agreement (the "Agreement"), the Partnership is obligated to compensate, in the form of limited partner equity interests, the shareholders of the developer of the golf practice center upon completion of the development of such facilities. This compensation, totaling $250,000, was accrued by the Partnership upon the completion of the facilities' development effort in August, 1994. The equity interests are distributable in $50,000 increments upon completion of the development effort and at each annual anniversary date thereafter until the entire $250,000 of such equity interests have been distributed. At December 31, 1996, a total of $150,000 of limited partnership interests have been issued to the shareholders of the developer pursuant to the Agreement.

                        NOTES TO FINANCIAL STATEMENTS
                              December 31, 1996

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of accounting--The Partnership maintains its books on the cash basis and also maintains memorandum accrual basis records. The accompanying statements have been prepared on the accrual basis.

Cash and cash equivalents--Cash includes all amounts in checking accounts, money market funds and certificates of deposit with a maturity of less than three months.

Equipment--Equipment is recorded at cost and is being depreciated over its estimated useful life using the straight-line method.

Organization expense--Organization expense is stated at cost and is amortized over sixty months using the straight-line method.

Ground lease improvements--Ground lease improvements consist principally of grading costs, irrigation and drainage systems, buildings, landscaping and paving. These improvements are being amortized on a straight-line basis over the initial term (fifteen years) of the lease agreement with Santa Clara County (see Note 4). For income tax reporting purposes, these improvements are being amortized over a thirty-nine year life. Amounts capitalized as ground lease improvements include construction management fees paid to the shareholders of the developer as discussed at Note 1 above.

Income taxes--The income of the Partnership is reportable by the partners on their individual tax returns. Accordingly, other than the statutory state tax on limited partnerships ($800) included in operating expenses, no provision for taxes on income is included in the accompanying statements of income and expense.

Reclassification--Certain 1995 balances have been reclassified to conform to 1996 financial statement presentation. These reclassifications have no effect on the previously reported net loss.

                        NOTES TO FINANCIAL STATEMENTS
                              December 31, 1996

NOTE 3--NOTES AND CONTRACTS PAYABLE:

At December 31, 1996 and 1995, notes and contracts payable are as follows:

                                                      1996       1995
                                                  ---------- ----------
Due to limited partners, secured by equipment,
interest at 10% per annum, maturing at various
dates through April, 1999.........................  $135,303   $185,880
Due to limited partner, unsecured, $1,166 payable
monthly, interest at prime plus 3% (currently
11.5%), maturing July, 2004.......................   124,750    136,123
Due to limited partner, unsecured demand note
interest at 4.85% per annum.......................    96,745    100,000
Due to limited partners, unsecured, $1,833
payable monthly, plus interest at prime plus 3%
(currently 11.5%) per annum, maturing July, 1999 .    58,656     80,657
Associates Leasing, Inc. secured by equipment,
due in monthly installments of $321 including
interest at 10.5%, through November, 1997 ........     3,060      6,391
Due to general partner, secured by certificate of
deposit owned by a limited partner, interest only
payments, interest at 2% above certificate of
deposit rate (currently 10%), maturing April,
1997..............................................   175,000         --
John Deere, secured by equipment, due in monthly
installments of $251, including interest of 7.9%
through May, 1998.................................     3,798         --
                                                  ---------- ----------
                                                     597,312    509,051
Less current portion..............................   357,953    171,301
                                                  ---------- ----------
Long-term portion.................................  $239,359   $337,750
                                                  ========== ==========

                        NOTES TO FINANCIAL STATEMENTS
                              December 31, 1996

NOTE 3--NOTES AND CONTRACTS PAYABLE (CONTINUED):

At December 31, 1996, future note payments are due as follows:

  YEAR ENDING
 DECEMBER 31,     AMOUNT
-------------- ----------
      1997       $357,953
      1998         79,826
      1999         75,927
      2000         16,443
      2001         18,030
   Thereafter      49,133
               ----------
                 $597,312
               ==========

NOTE 4--COMMITMENT:

The Partnership has a noncancelable ground lease agreement, expiring in 2009, with Santa Clara County (the "County"), under which the partnership is obligated to construct certain buildings, structures, improvements and other facilities on land owned by the County. The monthly rent under the agreement is the greater of the base rent of $7,000 or 11% of adjusted monthly revenues, as defined in the lease agreement, increasing to 12% in January 2001. At December 31, 1996, the minimum annual base rent commitment is $84,000 through 2009. The base rent is subject to annual increases based on the consumer price index. At least two years prior to the expiration of the lease agreement, the County must notify the Partnership of the County's intention either to allow the lease to expire or to offer to enter into negotiations for the extension of the lease.

The net rent expense for the year ended December 31, 1996, was approximately $63,000, which is net of approximately $37,000 sublet rental income. The net rent expense for the year ended December 31, 1995, was approximately $58,000, which is net of approximately $8,000 sublet rental income.

NOTE 5--SUBSEQUENT EVENT:

During March 1997, the Partnership settled a lawsuit in which is was involved as of December 31, 1996, and accordingly, the total liability of approximately $7,000 has been accrued at December 31, 1996.